UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2023	2

The financial information related to January-June 2023 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS (see the Appendix “Alternative performance measures”, page 21 of this document).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Link to detailed financial and operational data: click here.

Results presentation
The management will host a webcast (click here) to discuss the results at 10:00am CET on 27th July 2023.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00
https://www.telefonica.com/en/shareholders-investors/

Telefónica Q2 2023 Financial Results                       27th July 2023
Driving profitable and sustainable growth

Highlights
•Delivering on our strategic initiatives. Spain on the path to OIBDA stabilisation (Q2 23 y-o-y -1.0%) with continuing commercial momentum and service revenue growth. In Brazil, reinforced leadership after a year of consolidating Oi accesses leads to very strong OIBDA-CapEx growth (+34.3% y-o-y organic) in Q2 23. Ongoing solid commercial traction in Germany, with good demand for new M4M tariffs and sustained healthy financial performance. In the UK, VMO2 remains on track to deliver its synergy goals and accelerated revenue and OIBDA trends in Q2 23. In our Global Units, T. Tech continued with their distinctive profile, delivering strong growth (Q2 23 +36.1% y-o-y) and gaining market recognition. T. Infra remains focused on executing current rollout plans of the FibreCos. T. HispAm continued to build a high value customer base, with KKR and Entel acquiring stakes of PangeaCo, the largest neutral FTTH network in Peru. In addition, T. Colombia and Millicom have signed a MoU to explore the possibility of sharing their mobile access networks. Regarding Group Initiatives, Open Gateway gained market momentum (32 Telcos having signed the MoU, >60% worldwide mobile connections) and is preparing first NaaS API services commercially available for developers in 2023. On digitalisation, Telefónica has developed several AI-based use cases in different areas like enhancing customer journey, network planning and optimisation of operations
•Ensuring network transformation; building differentiation
◦Growing in high value accesses; fibre +15%, mobile contract +3%
◦Ongoing commercial momentum with leading NPS and churn metrics
•Upgrading 2023 guidance, expect revenue growth ~4% and OIBDA growth ~3% from "low single digit growth"
•Consistent organic revenue growth
◦Organic +3.3% y-o-y, reported +0.9% despite negative FX impact
◦B2B, a significant driver (+6.9%)
◦Consistent service revenue +3.4% y-o-y (pricing power); decelerating handset sales +2.3% (+10.3% in Q1 23)
•Accelerating organic OIBDA growth on efficiencies and operating leverage
◦+3.5% y-o-y organic; +2.4 p.p. vs Q1 23; reported improved to stabilisation (-0.1%)
◦All core operations improving sequentially in organic terms
◦OIBDA margin up 0.1 p.p. y-o-y organic, overcoming headwinds
•Cash profitability; CapEx peak passed (copper switch-off in Spain 2024)
◦OIBDA-CapEx +3.4% vs Q2 22 (organic)
◦CapEx to Sales organic ratio at 12.7% in H1 23. CapEx devoted to long term growth
•FCF in Q2 23 improved to €842m, almost doubling Q1 figure, +0.9% y-o-y
•Deleveraging remains on track (Net debt -3.9% y-o-y to €27,479m as of Jun-23, 2.62x ratio vs 2.79x as of Jun-22)
•Prudent debt management; >80% of net debt at fixed rates; average debt life at 12.4 years

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
"Whilst continuing to deliver consistently on our strategy of sustainable growth, we are pleased to report solid results on strong commercial momentum, with a significant acceleration in OIBDA growth. This strong momentum makes us feel even more confident for H2 23 and we are accordingly upgrading our 2023 guidance, from “low single-digit growth” at both revenues and OIBDA to ~4% revenue growth and ~3% OIBDA growth. We keep our CapEx to Sales guidance unchanged at around 14%.
During the Q2 23 we added high-value customers in fibre and 5G, further improving the customer mix. Pricing power in most countries flowed through to revenue and along with efficiencies allowed for a sequential acceleration of organic OIBDA growth. Investment peak is behind, which together with resilient FCF generation and a sustainable financial policy, will help accelerate leverage reduction in the next quarters, as FCF will continue to improve in H2 23.
We are as well actively embracing new opportunities in front of us like regulation, industry initiatives -Open Gateway- and artificial intelligence as well as customer differentiation. At the same time, we continue to engage on pro-investment and pro-competition regulation. All this, while continuing to optimise costs to regain flexibility and become more agile.
Finally, we continue to make substantial progress across the ESG pillars. In line with our mission to promote the circular economy, we, together with 12 leading telcos, have committed to firm targets to reduce e-waste, extend the longevity of mobile devices and recycle materials."

Outlook
Strong momentum supports 2023 guidance upgrade (organic1):
•Revenues: from "low single digit growth" to "~4% growth”
•OIBDA: from "low single digit growth" to "~3% growth”
•CapEx to sales ratio of around 14% organic unchanged

Shareholder remuneration confirmed
•2023 cash dividend of €0.30 per share will be paid the 14th Dec-23 (€0.15 per share) and in June 2024 (€0.15 per share). For the purpose of the second tranche, the corresponding corporate resolutions will be proposed to the AGM
•The second tranche of the 2022 dividend of €0.15 per share in cash has been paid the 15th June, 2023
•Reduction of share capital through the cancellation of the Company’s own shares (24,779,409) in April 2023
In addition, Telefónica announced that the adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 1.4% of the share capital held as treasury stock (June 30th, 2023).

1     Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2022 (average in 2022). Excludes the contribution to growth from T. Argentina and T. Venezuela.
Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Telefónica Group Main KPIs

	H1 23		Q2 23
	Reported (€m)	Reported y-o-y % Chg	Reported (€m)	y-o-y reported % Chg

Revenue	20,178	3.7	10,133	0.9
OIBDA	6,266	(1.2)	3,144	(0.1)
OIBDA underlying	6,306	1.3	3,161	0.1
Net Income	760	(25.9)	462	44.5
FCF (incl. leases principal payments)	1,296	(3.9)	842	0.9
Net Financial Debt ex-leases	27,479	(3.9)

	H1 23		Q2 23
	Reported + 50% VMO2 (€m)	Organic y-o-y % Chg	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg

Revenue	23,164	4.1	11,667	3.3
OIBDA	7,323	2.3	3,689	3.5
OIBDA - CapEx (ex- spectrum)	4,326	2.7	2,006	3.4

	June 23 (thousands)	y-o-y % Chg
Total Accesses	383,552	(0.2)
o/ w FTTH	15,199	15.3
o/ w Contract	127,519	2.7
o/ w Pay TV	10,340	(4.4)
o/ w Wholesale	25,091	0.3

Breakdown Main Financials

	H1 23 (€m)	Reported y-o-y % Chg	Organic y-o-y % Chg	Q2 23 (€m)	Reported y-o-y % Chg	Organic y-o-y % Chg
Revenue	20,178	3.7		10,133	0.9
Telefónica España	6,183	0.3	0.3	3,095	0.3	0.3
Telefónica Deutschland	4,192	6.2	6.2	2,091	4.4	4.4
Telefónica Brasil	4,645	10.6	9.8	2,362	4.7	7.6
Telefónica Hispam	4,489	(0.8)	0.5	2,251	(5.2)	(0.4)
Other companies & eliminations	669	9.4	10.6	333	4.6	5.6
Revenue + 50% VMO2	23,164		4.1	11,667		3.3
VMO2 (100%)	6,063	1.1	5.1	3,116	3.6	6.2
OIBDA	6,266	(1.2)		3,144	(0.1)
Telefónica España	2,223	(1.4)	(1.4)	1,107	(1.0)	(1.0)
Telefónica Deutschland	1,275	2.3	2.3	654	2.8	2.8
Telefónica Brasil	1,905	11.1	10.3	981	7.8	11.1
Telefónica Hispam	798	(27.0)	(4.5)	390	(21.6)	(5.0)
Other companies & eliminations	64	82.1	17.6	11	c.s.	c.s.
OIBDA + 50% VMO2	7,323		2.3	3,689		3.5
VMO2 (100%)	2,104	(5.5)	2.5	1,083	(3.7)	3.7
CAPEX (including spectrum)	2,404	(3.1)		1,355	(7.5)
Telefónica España	754	17.4	14.2	413	19.0	19.0
Telefónica Deutschland	504	(9.4)	(9.4)	258	(11.4)	(11.4)
Telefónica Brasil	704	(13.0)	(9.3)	401	(17.3)	(8.6)
Telefónica Hispam	337	(21.4)	0.8	209	(33.2)	0.8
Other companies & eliminations	105	130.2	130.2	74	158.5	159.2
CAPEX (including spectrum) + 50% VMO2	3,009		1.7	1,675	20.8	3.6
VMO2 (100%)	1,209	(4.8)	4.2	639	(3.9)	7.0

Operational, infrastructure and IT performance
The Group’s accesses was stable y-o-y at 383.6m in Jun-23, highlighting high value growth (FTTH +15%, contract +3%).
Telefónica is pushing the Transformation of its Networks and Systems by accelerating the Autonomous Network Journey program (ANJ), which aims for the transition of our technology towards a disaggregated and “softwarised” architecture, always placing at the center our customers and sustainability goals, as well as privacy and security.
Promoting the network autonomy through Data Management, Artificial Intelligence (AI) and Machine Learning (ML), we will have better adapted, more resistant and more sustainable networks, which will bring multiple benefits such as higher quality of services, better allocation of resources and minimized operational costs.
We already apply AI and ML to optimize all network cycle processes by leveraging the large data volume provided by our networks. With our AI Revolution project, tools as real-time network monitoring, predictive problem and root cause analysis or remote repairs, are helping us take better and faster decisions. We already have AI/ML use cases for the planning and operation of the networks in all our markets, and we plan to scale them in the coming years. However, next generation use cases will involve a true AI Revolution, AI will become the brain of the new Autonomous Networks and will take decisions assisted by technical teams, and this requires a deep transformation of our ways of working.
As part of this journey, we have implemented AI/ML in Brazil accelerating our 5G deployment. This is reducing the activation times from days to hours (saved >42k hours of work) and improving the rollout quality (reduced c. 25% of network alarms and c. 30% of rework activities).
This transformation is helping us to accelerate FTTH and 5G deployments and the switch-off of the retail copper service in Spain targeted for April 2024 (681 COs closed in H1 23 2,917 closed since 2014). We remain global leader in fibre (optimal carrier for the next 50 years XGS-PON ready; 169.7m UBB PPs, +3% y-o-y to; 68.2m FTTH PPs +14% y-o-y) with largest own UBB coverage outside of China. Our 5G coverage reaches 86% of population in Spain, >2,800 towns and cities in the UK, >90% population in Germany and 116 cities in Brazil.
We have already launched the first commercial services with Static Network Slicing for key B2B customers in our main markets. This will continue in 2024 and evolve by 2025 to dynamic slicing.
As part of our Open Gateway Project that seeks to transform the communications networks into service platforms (NaaS) we continue working under the Early Adopter Program to test and validate APIs in our network with developers through marketplaces of several partners (hyperscalers). We have defined an API roadmap for 2023 with more than 15 APIs to be launched in Spain, 7 in Germany and 8 in Brazil. The commercial launch of Open Gateway is expected for end of 2023.
Lastly, framed in the Sustainable Platform Design project of the ANJ program, and in line with our commitment to fighting climate change, we implement efficiency projects to reduce electricity consumption, costs, and CO2 emissions.
In our core markets, Peru, and Chile, 100% of the electricity used is from renewable sources. Simultaneously, we are reducing energy consumption through measures such as reducing the RAN and switching off legacy.
Moreover, Germany is implementing AI/ML platforms in 4G and 5G network to optimize energy consumption, expecting to achieve up to 9% additional savings “on top” of the Power Savings Features implemented.
All these efforts are key to achieve our goal of net-zero emissions in 2040, with an interim target of reducing scope 1+2 emissions by 90% and neutralising emissions in core markets by 2025.

Financial performance
Income Statement
In Q2 23, the FX impact was -€88m on revenue and -€37m OIBDA y-o-y (+€48m, +€10m in H1 23). Including 50% VMO2 results the FX impact was -€129m on revenue, -€51m on OIBDA (H1: -€75m, -€33m). On net debt, FX had a negative impact of €0.6bn in H1 23 (€0.8bn on net debt plus leases), mainly affected by the Brazilian real appreciation in the month of Jun-23 and the Colombian peso appreciation since May-23.
Revenue grew 0.9% y-o-y to €10,133m in Q2 23 (+3.7% to €20,178m in H1 23), despite the negative impacts of FX and the Argentina effect as a hyperinflationary economy (-€88m and -€86m, respectively). In organic terms, revenue increased 3.3% y-o-y (+4.1% in H1 23), with service revenue up 3.4% up and handset sales up 2.3% (+3.8% and +6.3% in H1 23, respectively).
B2B revenue continued to post a solid increase in H1 23, +7.9% y-o-y organic to €4.7bn (+6.9% y-o-y in Q2) driven by sustained growth from core markets and Tech Companies, and at both the Corporate (+9.1% y-o-y in H1) and SME (+5.3% y-o-y in H1 23) segments. Strong double digit y-o-y performance in Brazil and Germany and sustained activity in Spain.
Other income reached €380m in Q2 23 and €664m in H1 23 (€432m and €1,069m in 2022; including €0.2bn mainly from Colombia's Infraco capital gain in Q1 and the sale of the data centre in Chile in Q2).
Operating expenses slightly increased 0.6% y-o-y to €7,358m in Q2 23 (+2.9% to €14,559m in H1 23). FX moves positively affected (€52m), partially offsetting slightly lower restructuring costs y-o-y (€17m restructuring in Q2 23, mainly in Hispam). In organic terms, OpEx growth decelerated to +2.3% y-o-y (+3.2% in H1 23) mainly due to a lower increase in supply and personnel costs, and a higher decline in other expenses.
Impairments and losses on disposal of assets amounted to €11m in Q2 23 and €17m in H1 23 (€8m and €21m in 2022).
Operating income before depreciation and amortisation (OIBDA) was stable y-o-y in Q2 23 (-0.1% to €3,144m; -1.2% to €6,266m in H1 23) despite the negative FX and Argentina effects (-€37m and -€58m). Organic OIBDA growth accelerated by 2.4 p.p. to 3.5% y-o-y in Q2 23 (+2.3% in H1 23). In underlying terms it was up 0.1% in Q2 23 and 1.3% in H1 23.
OIBDA margin in organic terms was stable (+0.1 p.p. y-o-y to 32.4% in Q2 23; -0.6 p.p. to 32.3% in H1 23).
Depreciation and amortisation was -1.4% y-o-y to €2,196m in Q2 23 (+0.3% to €4,348m in H1 23), mainly affected by FX and Argentina effects, and remained virtually stable y-o-y in organic terms (+0.5%; +1.0% in H1 23).
Share of profit of investments accounted for by the equity method amounted to €174m in Q2 23 (€33m in Q2 22), primarily due to higher VMO2's results, mainly reflecting the change in fair value of derivatives. In H1 23 totalled -€14m (€105m in H1 22).
Net financial expenses increased 42.2% y-o-y in Q2 23 and 19.6% y-o-y in H1 23 (to €524m and €790m, respectively) due to extraordinary incomes in Q2 and H1 22. Excluding these impacts, debt-related interest expense decreased in both periods due to lower debt denominated in Brazilian reais and a solid fixed interest rate position in strong currencies that allows for immunization to rising interest rates in these currencies.
Corporate tax expenses decreased -68.5% y-o-y to €69m in Q2 23 (-26.1% to €230m in H1 23) mainly due to lower taxable basis in companies with associated corporate income tax.
Profit attributable to non-controlling interests was up 45.1% y-o-y to €67m in Q2 23 mainly due to higher profit from minority interests from T. Brasil (+6.5% to €124m in H1 23).
Profit attributable to equity holders of the parent company increased 44.5% to €462m with earnings per share up 51.9% to €0.07 (-25.9% to €760m and -30.3% to €0.11, respectively in H1 23). In underlying terms, net income totalled €426m in Q2 23 (-4.5% y-o-y; -15.2% to €988m in H1 23) with EPS of €0.06 (-5.9% y-o-y; -16.9% to €0.15 in H1 23) after excluding -€11m of restructuring and +€48m of other impacts.

Free Cash flow
OIBDA-CapEx was up 3.4% y-o-y in Q2 23 in organic terms and +2.7% in H1 23, amounting to €1,789m and €3,861m.
CapEx was down -7.5% y-o-y to €1,355m in Q2 23 (-3.1% to €2,404m in H1 23) mainly due to the spectrum accrued in Q2 22. In organic terms, it was up 3.6% y-o-y in Q2 23 (+1.7% y-o-y in H1 23) reflecting quarterly seasonality and is mainly devoted to long-term growth. CapEx/Revenue decreased -0.3 p.p. y-o-y to 12.7% organic in H1 23.

Working capital consumed €406m in H1 23, mainly impacted by recurrent seasonal effects such as CapEx. Working capital consumption was higher y-o-y (€140m in H1 22), mainly affected by the accrual of the financed spectrum in Colombia in H1 22, to be paid in the coming years, and CapEx seasonality.
Interest payments increased 4.9% y-o-y to €951m in H1 23 due to extraordinary payments. Excluding this impact, debt-related interest payments decreased due to lower debt denominated in Brazilian reais and a solid fixed interest rate position in strong currencies that allows for immunization to rising interest rates in these currencies. The effective cost of debt related interest payments (L12M, ex leases) was 3.47% as of Jun-23.
Dividends received increased to €439m in H1 23 (€169m in H1 22) mainly from VMO2 (€373m, €188m in Q2 23).
Tax payments were slightly lower vs. H1 22 (-0.6% y-o-y to €266m in H1 23).
Dividends paid to minority shareholders totalled €289m in H1 23 (€170m in H1 22) with higher payments to minorities of T. Brasil and Telxius.
Lease principal payments were up 6.5% y-o-y to €1,076m in H1 23 mainly due to seasonal impacts.
Thus, free cash flow amounted to €842m in Q2 23 and €1,296m in H1 23 (€835m and €1,348m in 2022).

Funding and financing
Net financial debt stood at €27,479m in Jun-23. In Q2 23, it was up €1,036m despite a positive free cash flow generation of €842m. Factors that increased net debt were: i) shareholder remuneration (€843m, including coupon payments of capital instruments), labour commitment payments (€231m), net financial investments (€127m) and other net factors of €677m (mainly due to higher value in euros of net debt in foreign currencies and seasonal higher accruals than interest payments on the debt).
In H1 23, net debt increased by €792m. Factors that decreased net debt were a positive free cash flow generation of €1,296m and net financial divestments of €280m. Factors that increased net debt were (i) shareholder remuneration of €1,168m (including coupon payments of capital instruments), ii) labour-related commitment payments of €427m and iii) other net factors totaling €773m mainly due to the higher value in euros of net debt in foreign currencies.
Net financial debt including lease liabilities amounted to €36,137m in Jun-23. Lease liabilities remained stable (+0.5% vs Mar-23, +0.2% vs Dec-22).
Telefónica raised long term financing in H1 23 by €1,934m; €1,227m at the Group (including a €1bn green hybrid bond -7.25 years- and a 10-year bilateral loan of €150m) and €707m equivalent at VMO2 (USD 750m sustainable-linked term loan -maturity Mar-31-).
Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €20,218m of which €11,684m correspond to undrawn committed credit lines (€11,159m maturing over 12M). As of Jun-23, the Group has covered debt maturities over the next three years and the average debt life stood at nearly 12.4 years
Telefónica and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €809m as of Jun-23.

Sustainability performance
Our sustainability objectives are embedded in our business strategy and aligned with the UN SDGs.
“E” Environmental: Building a greener future
•Key targets: Net-zero emissions by 2040, including the value chain. Interim target: reduce Scope 1 + 2 emissions by 90% in core markets and neutralise 10% unabated emissions by 2025. Objectives validated by SBTi. 100% renewables and zero-waste by 2030
•Q2 23 progress:
◦On the path to net-zero: VMO2’s net-zero targets and pathway have been validated by SBTi, following Telefónica’s validation (first in the sector) in Jul-22. (SDG #13)
◦Fostering renewables with an additional 8 Distributed Generation plants going live in Brazil this quarter, reaching a total of 59 (85 planned). (SDG #7)
◦Circular economy: committed to recover at least 20% of mobile devices sold through own channels by 2030, reusing and recycling 100% of devices collected, and boost take-back schemes in line with GSMA initiative. (SDG #12)
“S” Social: Helping society to thrive
•Key targets: Expand connectivity with >90% rural MBB coverage in core markets; 33% women executives and zero adjusted2 gender pay gap by 2024
•Q2 23 progress:
◦Connecting communities: T. Group UBB PPs 169.7m as of Jun-23; new FibreCo in Peru (5.2m by 2026); MoU with Tigo in Colombia to improve mobile network quality and coverage (~35m customers); Launched digital solutions for seniors in Germany. (SDG#9, #10)
◦Driving diversity & inclusion: On track to achieve 2024 objective with >32% women executives across Group (Jun-23); (SDG #5)
◦Promoting employability: Training and initiatives provided to ~1.2m beneficiaries by Telefónica Foundation during H1 23 (SDG #4, #8)
“G” Governance: Leading by example
•Key targets: Gender parity3 in top governing bodies by 2030; zero tolerance of corruption and 30-35% financing4 linked to sustainability criteria by 2024
•Q2 23 progress:
◦Sustainable financing: awarded ‘Most Impressive Corporate Hybrid Bond Issuer’ by GlobalCapital.
◦Protecting our customers: free service in Spain has blocked >533m cybersecurity threats in the past year; ISO 27001 scope expansion in Brazil with two additional processes. (SDG #9, #16)
◦ESG Academy launched with training materials on sustainability available for employees. (SDG #4)

2     Adjusted pay gap: equal pay for jobs of equal value
3     Parity defined as not less than 40% of each gender represented
4     Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

27%	of total Telefónica H1 23 revenue	30%	of total Telefónica H1 23 OIBDA	34%	of total Telefónica H1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Improved commercial activity, FBB and contract grow simultaneously for the first time after the pandemic
•9 out of 10 T. España broadband customers are on fibre
•Continued progress towards stabilisation of OIBDA year-on-year

Operating performance
T. España's Q2 23 results show further progress in the Company's recovery, both operationally and financially, and are underpinned by the continued improvement in activity derived from the constant evolution of the commercial proposition.
Throughout 2023, our offer has been improved with added capabilities (voice, mobile data, broadband speed, 5G+ and TV), as seen recently in the miMovistar convergent portfolio. In addition, we have announced the launch of Movistar Plus+, our disruptive new OTT TV proposal, available since 1st August and open to the entire TV market, and at all those interested in accessing an exclusive offer of films, series and sports, with differential quality content such as La Liga, UEFA Champions League and in-house production.
In terms of sustainability, T. España continue to focus on reducing the environmental impact of both the Company and its customers by promoting the circular economy and reducing waste, through device recovery and refurbishment plans. In addition, EcoSmart services, which help companies to improve the environmental impact, represent 60% of the B2B portfolio.
Accesses grew 1% y-o-y in Jun-23, and both fixed broadband (+24k) and mobile contract (+43k) continued to improve their performance sequentially, reaching the best net adds after the pandemic year. Fibre maintained its growth momentum in Q2 23 (+83k accesses; +74k retail) and now accounts for 90% of the broadband base (30% uptake on 28.6m PP as of Jun-23). TV accesses (-60k) continue to be affected by the increased presence of O2 in convergence and the continued decline in 1Play satellite customers (base ~90k).
Convergent customers (-1% y-o-y) trend remained in line with Q1 23 (-7k). Convergent quarterly ARPU grew 1.5% y-o-y to reach €91.5 while churn stood at 0.9%, a further y-o-y improvement (-0.2 p.p).

Financial performance
Revenues maintained their y-o-y growth in Q2 23 (+0.3% y-o-y). Service revenues in Q2 23 maintained momentum (+1.0%) due to the strength of retail revenues (+1.9% y-o-y; +0.2 p.p. vs. Q1 23), on the back of tariff updates, improved commercial activity and sustained double digit growth in IT revenues, which more than offset lower wholesale and other revenues, impacted by lower football revenues since mid Q3 22 and calendar effects in Q2 23. Handset sales declined in Q2 23 (-14.5% y-o-y) as handset reached a high penetration in the convergent base. Revenues grew 0.3% y-o-y in H1 23.
OIBDA declined year-on-year (-1.0%) mainly due to impacts such as the extraordinary rise in salaries, although it is progressively stabilising (+0.7 p.p. vs. Q1 23) reflecting lower content costs and network transformation efficiencies. The OIBDA margin in Q2 23 was 35.8% (-0.5 p.p. y-o-y). OIBDA was -1.4% y-o-y in H1 23.
CapEx in H1 23 (+14.2% y-o-y) increased due to a different pace of execution compared to 2022, although it will be softening along H2 23. Investment remains focused on the rollout of 5G and FTTH (closure of retail copper scheduled for Apr-24). OIBDA-CapEx in H1 23 declined 7.6% y-o-y, leaving the cash margin at 23.8%.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica H1 23 revenue	17%	of total Telefónica H1 23 OIBDA	18%	of total Telefónica H1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Good commercial traction with normalised churn rates, M4M ‘O2 Mobile’ portfolio successfully launched
•FY23 outlook narrowed to upper-range on back of strong H1 23 performance and continued momentum
•Good progress of 5G roll-out within normalised Capex/Sales envelope; ~90% target already achieved

Operating performance
Telefónica Deutschland continued its robust growth path in Q2 23 with the company’s more-for-more ‘O2 Mobile’- portfolio successfully launched in Apr-23. The innovative ‘O2 Mobile’ tariffs are well received from customers. Hence, own-brand gross add momentum and normalised churn rates were the main drivers of good commercial traction in Q2 23. At the same time, the company focus is increasingly on value over volume with its more-for-more strategy underpinning T. Deutschland’s 2023 growth ambitions.
In parallel, T. Deutschland made good progress with the densification and further roll-out of its 5G network. As a result, the 90% of 5G pop coverage target set for the year was already achieved this quarter.
As part of its ESG-agenda, which embraces digital skills and digital inclusion, the Company joined the Bavarian State Ministry for Digital Affairs’ initiative ‘Alliance for Digital Skills’ to promote equal and free of charge access to high-quality digital training for everyday life. Also, together with the Wayra start-up enna, it now offers a solution for elderly people to enable interaction with family and friends. It is the first product from the Wayra start-up portfolio which is now available in O2’s online sales channel.
Mobile contract delivered +302 net adds (+670k in H1 23, up +1.4% y-o-y) on back of continued high O2 brand appeal and a solid contribution of partner brands. Churn rates remained at the low levels achieved prior to the EECC implementation in the German market. O2 contract churn stood at a very low rate of 0.8% in Q2 23 (1.0% in Q1 23) reflecting commercial success based on network and service quality in combination with the strong O2 brand.
O2 contract ARPU was up +1.0% y-o-y in Q2 23, +0.5 p.p. sequentially, reflecting customer demand for high value tariffs while slightly offset by the reduction of MTRs as of January 1st 2023.
Mobile prepaid recorded 131k net disconnections in Q2 23 (-484k in H1 23) mainly due to the ongoing German market trend of prepaid to postpaid migration.
Fixed broadband delivered +22k net adds in Q2 23 (+46k in H1 23 vs. -6k in H1 22) reflecting the ongoing success of T. Deutschland’s technology agnostic O2 my Home tariff portfolio and churn improving 0.3 p.p. y-o-y to 0.8% in Q2 23.

Financial performance
Revenue posted robust growth of +4.4% y-o-y in Q2 23 (+6.2% y-o-y in H1 23) driven by sustained mobile revenue momentum (+4.7% y-o-y, +4.3% in H1 23); continued strong own-brand momentum and solid contribution from partners, that in combination, more than offset the negative impact from the MTR glidepath. High value smartphones remained popular while the overall customer demand for ‘O2 myHandy’ contracts somewhat softened post record sales in Q4 22 and Q1 23. As such, handset revenue growth slowed to +6.1% y-o-y in Q2 23 (+14.8% y-o-y in H1 23).
OIBDA grew +2.8% y-o-y in Q2 23, accelerating 1.1 p.p. q-o-q (+2.3% y-o-y in H1 23). Improved operational leverage mainly in mobile was partly offset by anticipated cost increases, e.g., commercial activity in combination with the more-for-more tariff launches, personnel costs (general pay-rise in Sep-22) as well as energy supplies in H1 22 already secured before energy price spikes. Q2 23 OIBDA margin stood at 31.3% (-0.5-p.p. y-o-y) and 30.4% in H1 23 (-1.2 p.p. y-o-y), explained mainly by broadly margin neutral handsets sales.
H1 23 CapEx -9.4% y-o-y with a CapEx/Revenue ratio of 12.0%. Consequently, OIBDA-CapEx was up +11.6% y-o-y in H1 23 and OIBDA-CapEx/Revenue reached 18.4%, +0.9 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

13%	of total Telefónica H1 23 revenue	14%	of total Telefónica H1 23 OIBDA	10%	of total Telefónica H1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key messages
•Solid commercial traction, with Volt (consumer convergence proposition) surpassing 1.5m customers
•Accelerated investments: added 175k PPs in Q2 23; 5G services live in > 2,800 towns and cities
•Remain on target to achieve over 50% of £540 million run-rate synergies by YE 23

Operating performance
Virgin Media O2 (VMO2) has laid solid foundations in H1 2023, with continued focus on meeting customer needs, building commercial momentum and future proofing its networks. Amidst a tough economic climate, the Company has executed price increases during April and May (+17.3% in mobile, applied only to airtime and +13.8% in fixed), with this starting to flow through to Q2 figures.
The fixed network footprint reached 16.4m PPs, with rollout accelerating during Q2 23 (175k PPs; Q1 23 108k). The deployment was primarily on behalf of Nexfibre, where VMO2 is the anchor wholesale tenant. In June, the Company switched on its services for the first time over the Nexfibre network utilising XGS-PON technology.
VMO2, within its ambitious Better Connections Plan, has announced a reduction in carbon emissions of 29% (scope 1 & 2) against the 2020 baseline and its net zero targets (across the value chain) were validated by SBTi. Additionally, after the success of several digital re-skilling initiatives via partners Good Things Foundation and Internet Matters, VMO2 has extended its goals to support 6m people by YE25, from its original goal of 2m.
The contract mobile base fell -13k in Q2 23, reducing the net losses of -21k in Q1 23 (-34k in H1 23), driven by connectivity rationalisation by some business customers, offsetting lower disconnections.
O2 mobile contract churn showed a modest improvement to 0.9% (1.0% in Q1 23) despite price increases, as it continued to differentiate in the market through loyalty initiatives like “O2 Priority” and being the only major UK network operator not to charge for EU roaming.
In Q2 23, IoT accesses grew by +410k (+835k in H1 23).
Fixed broadband net additions totalled -15k in Q2 23 (+29k in Q1 23; +14k in H1 23), driven by price rise communications and an ongoing impact from the cost-of-living crisis.

Financial performance
Revenue accelerated sequentially 2.3 p.p. in Q2 23 to +6.2% y-o-y (+5.1% y-o-y in H1 23) with +4.7% y-o-y increase in mobile revenue (+3.4% y-o-y in Q1 23), mainly driven by consumer price rises. Fixed revenue declined -4.3% y-o-y in Q2 23 (-4.8% y-o-y in Q1 23), as the price rise implementation phased over the quarter and was offset by a decline in ARPU due to household spend optimisation, most notably of home phone and TV packages. However, the sequential improvement was mainly due to the increase in other revenue (Nexfibre).
OIBDA grew by 3.7% y-o-y in Q2 23, improving vs Q1 23 (+1.4% y-o-y), with key driver of growth being the realisation of synergies and the implementation of price rises, which were partially offset by higher energy costs. In H1 23 OIBDA was up 2.5% y-o-y. OIBDA margin stood at 34.8% in Q2 23, -0.9 p.p. y-o-y (34.7% H1 23; -0.9 p.p. y-o-y).
CapEx increased +4.2% y-o-y in H1 23 (+7.0% in Q2 23; +1.3% y-o-y in Q1 23). As a result, OIBDA-CapEx was up 0.8% y-o-y in H1 23 (+0.2% Q2 23) with OIBDA-CapEx/Revenue down -1.0 p.p y-o-y to 14.3% in Q2 23.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

20%	of total Telefónica H1 23 revenue	26%	of total Telefónica H1 23 OIBDA	27%	of total Telefónica H1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Undisputed market leader, one year after the acquisition of Oi mobile assets
•Outgrowing inflation in Q2 23; revenue +7.6% and OIBDA +11.1% y-o-y
•Strong growth in OIBDA-CapEx +27.8% y-o-y in H1 23

Operating performance
On ESG, Vivo continues to progress on its commitment to diversity. 41% of its employees self-declared as black (+7 p.p. vs. FY 22). In environmental, Vivo already has 59 renewable energy plants in operation, in line with its objective to have 85 as part of the Distributed Generation Programme.
Vivo, through Vivo Ventures, strengthened the digital ecosystem, investing USD3m in DGB, an IPass company that develops automated tools to connect software applications in different environments.
T. Brasil accesses quality continues to improve with contract growth +3% and FTTH +15%, driven by superior network quality, both fixed and mobile, and a value proposition enhanced by the development of new services in B2C and B2B.
In mobile, Vivo maintained a 39.0% market share (+1 p.p y-o-y) and 43.6% (+2 p.p y-o-y) in contract. In Q2 23, Vivo continued to rise tariffs in contract and increased the minimum top-up to BRL15 (+25% vs. previous portfolio). The market environment remained rational and quarterly contract churn continues trending downwards (1.0%; -0.1 p.p y-o-y).
In fixed, the Company continued its transformation to fibre, with an increase in connected accesses of 15% thanks to the strong demand for high quality connectivity (93% of FTTH gross adds were at speeds of at least 300Mbps). UUII passed with FTTH reached 24.7m (3.6m in the last 12 months), maintaining the target to reach 29m by YE 24.

Financial performance
Revenue grew 7.6% y-o-y (+9.8% in H1 23), outpacing inflation of 3.2% y-o-y in Jun-23 in the country despite the y-o-y comparison already includes the acquisition of Oi assets in April 2022.
Mobile revenue growth of +10.1% y-o-y in Q2 23 was underpinned by the sustained growth in service revenue (+10.4%), supported by higher accesses and the progressive increase in tariffs. Wireline revenue increased 2.3% y-o-y, mainly due to higher FTTH revenue and revenue from B2B digital services (mainly cloud, IOT and cybersecurity, which grew 32% y-o-y and now account for 5% of total revenue).
OIBDA grew 11.1% in Q2 23 y-o-y (+10.3% in H1 23) on revenue growth that offset higher expenses associated with lower margin revenues and the impact of inflation. OIBDA margin stood at 41.5%, +1.3 p.p. y-o-y (41.0% in H1 23, +0.2 p.p. y-o-y).
CapEx was 9,3% lower than in H1 22, in line with the target of bringing it down below BRL9bn, and OIBDA-CapEx is up 27.8% y-o-y in H1 23 (+34.3% in Q2 23).

TELEFÓNICA TECH
(y-o-y changes)

Key messages
•Outstanding capabilities, opening of a new Digital Operation Centre in Colombia and the TheThinX (IoT) lab
•Double-digit revenue growth ambition for 2023, a new model to keep sustainable business growth
•Strong market position; high recognition from clients, strategic partners and industry analysts

In Q2 23, T. Tech again demonstrated remarkable growth above that of the market, reaffirming its position as a premier provider of cutting-edge NextGen solutions. Our most valuable assets are our talented workforce and well-recognized delivery capabilities in Europe and the Americas.
T. Tech consolidated a 3-year cycle, establishing itself as a fully operational company in all the geographies where it operates. In Q2 23, T. Tech has unified the Cybersecurity & Cloud and the IoT & Big Data businesses to provide the best service to all its customers and it has unified a portfolio aligned with technological trends (Cloud becomes an enabler of IoT, Big Data and AI, with Cybersecurity embedded in all the business processes). T. Tech has now geographic units, Spain & Americas and UK & Ireland & Rest of Europe, combined with transversal service units, which will enable us to maximize the growth. T. Tech is embarking on a new cycle under this new model to maintain sustainable business growth.
T. Tech has an impressive track record of delivering innovative IT solutions and services that consistently surpass customer expectations. T. Tech capabilities were acknowledged in Q2 23 by influential industry analysts such as Global Data, being leader in the "Telecom Services Sector Scorecard" and "Global Industrial IoT Services”. In addition, it has been recognized as "Partner of the Year" by Microsoft, Fortinet, Netskope and VMware, innovators for excellence (Palo Alto Network, Proofpoint and HPE) and specific AWS distinction (AWS Migration Challenge).

Operating performance
Commercial performance maintained a positive trend (LTM bookings c. +35% y-o-y) and we generated a solid funnel for all technologies with high demand from Financial, Health, Utilities, Mobility, Mining, Retail, and Public Sector.
Cybersecurity & Cloud capabilities were improved by the agreement with Microsoft to strengthen the Future Workplace proposal with unified cloud comms solutions and, with the inauguration of a new Digital Operations Center in Colombia, reinforcing our role as a global technology leader for the protection of companies undergoing through digital transformation.
IoT & Big Data capabilities were reinforced with the opening of TheThinX, in Spain, becoming one of the most advanced and best equipped IoT and Big Data spaces in the world. It has also signed a collaboration agreement with the Spanish Mobile Robotics Association (ARME) to create a mobile robotics technology hub.

Financial Performance
Revenues reached €456m in Q2 23 (+36.1 % y-o-y) and €885m in H1 23 growing at +39.6% y-o-y. In constant perimeter, growth accelerated vs Q1, up to +29% y-o-y in Q2 23 (>2x the market growth).
Current T. Tech revenue mix is well-balanced in services (high weight of revenues from Managed & Professional services & own platforms, with better margins) and geographies (>85% revenues from hard currency markets).
Revenue from both T. Cybersecurity & Cloud Tech and T. IoT & Big Data Tech in H1 23 outperformed the growth of the market and reached €772m (+36.5% y-o-y) and €116m (+67.0% y-o-y), respectively.

TELEFÓNICA INFRA

Key Messages
•T. Infra is driving change with the deployment of sustainable, inclusive and higher-quality infrastructure
•Executing and scaling-up our fibre vehicles already covering 19m5 PPs in underserved and/or low-density areas
•Telxius; sixth quarter in a row growing OIBDA by +3.8% y-o-y organic

Operating performance
T. Infra: High-quality infrastructure with a long-term vision
The smart deployment of best-in-class assets like FTTH, data centres and submarine cable, places T. Infra as a top-tier infrastructure portfolio. Our ability to enlarge fibre vehicles lays on Telefónica´s experience and long-track record, the support of a large anchor tenant and our long-term commitment with society in the digital and green realm.
In Spain, Bluevía (Vauban/CAA consortium 45%, T. Infra 25% and T. España 30%), deployment is progressing as planned with footprint expected to be completed in 2024 (5m PPs). Bluevía is already present in over 3.5k targeted municipalities with low population all over the Spanish peninsula and Balearic Islands, becoming one of the largest wholesale providers in the country.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%), advanced in MoU sign-ins while projects under construction continued.
In the UK, Nexfibre (InfraVia Capital Partners 50%, T. Infra 25% and Liberty Global 25%), continues ramping-up its organization and deployment and is on track to meet its target (5m PPs with FTTH by 2026 and option to expand to an additional c. 2m). The company hit a major milestone at the end of June, going commercially live in several towns and cities across the UK. Consumers and businesses can already connect to Nexfibre’s hyper-fast network with the latest XGS-PON architecture.
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) is focused on increasing take-up. It is currently present in 22 Brazilian states, supporting flexible business models with high-quality fibre connectivity.
ONNET Fibra Chile (KKR 60% and T. Chile 40%) and ONNET Fibra Colombia (KKR 60% and T. Colombia 40%), the largest neutral wholesale FTTH providers in their respective countries, continued with their roll-out. In Chile, and once reached its initial target (3.5m PPs in Q3 22), deployment continued at a slower pace, with the focus now being on connections. The agreement with Entel to acquire its fibre assets is expected to obtain regulatory and competition approvals in H2 23. In addition, on July 6th, T. Hispam reached an agreement with KKR and Entel Perú, and will hold 36%, 54% and 10% stake, respectively, in the new Company, Pangea Co. It will be first nationwide open access wholesale FibreCo with the mission to bring greater access to fibre connectivity across the country (to bridge the digital divide and increase competition in the market). It will accelerate the deployment of FTTH PPs to 5.2m by 2026, more than double the 2.5m as of Jun-23.
Nabiax (Asterion Industrial Partners 80% and T.Infra 20%), leveraging on its top tier data centres and being a benchmark for Hyperscalers, kept focus on growth.
Telxius: New-Generation Subsea Cables
Following the strengthening of the partnership between Telefónica and Pontegadea early in the year (70% and 30% ownership, respectively), Telxius continued the deployment of Tikal (new ultrahigh capacity cable linking Guatemala and the U.S.) and analysing the potential deployment of new routes complementary to the initial cable design, as the potential landing in Cancún (Mexico).
Additionally, early in the quarter, Telxius has installed two new scrubbing centers in Latin America to strengthen protection against Distributed Denial-of-Service (DDoS) attacks on its network. The new mitigation centers are strategically located, one on the Pacific coast, in Lurin, Peru, and the other on the Atlantic coast, in Santos, Brazil, boosting the mitigation capacity of its anti-DDoS service. These two scrubbing centers add to Telxius’ existing mitigators in USA and Europe and take advantage of the company’s low-latency and high-availability submarine cable infrastructure.
Telxius maintained a positive traffic growth of +16% in H1 23 (+8 p.p. y-o-y), which helped to maintain a positive performance on revenue (H1 23 +1.8% y-o-y organic) and OIBDA (H1 23 +5.1% y-o-y organic). This lead to deliver an OIBDA margin of 53.3% in H1 23 (+1.7 p.p. y-o-y).
5     Included in the total Group´s FTTH PPs Jun-23 and 2026E includes Pangea PPs.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

19%	of total Telefónica H1 23 revenue	11%	of total Telefónica H1 23 OIBDA	11%	of total Telefónica H1 23 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Strategy execution, synergy generation, value creation and reduction of exposure to the region
•Revenue stable y-o-y (-0.4%), despite a competitive environment and macro deterioration in some countries
•Better evolution of OIBDA expected in H2 23; ambition to grow in 2023 in OIBDA-CapEx (y-o-y)

Operating performance
T. Hispam continues to improve in the profitability and sustainability of its business. On June 12th, the signing of a MOU with Millicom was announced for the sharing of the mobile access network in Colombia. This agreement would improve the quality of mobile services offered, and lead to a more efficient use of resources.
Additionally, on July 6th, T. Hispam reached an agreement with KKR and Entel Perú, whereby they will hold 36%, 54% and 10% stakes respectively in PangeaCo. It will be the first neutral wholesale fibre company in the country and will accelerate the deployment of FTTH, more than doubling the current rollout (5.2m by the end of 2026 vs. 2.5m as of Jun-23).
T. Hispam focuses on closing the connectivity gap in remote areas of the region. In this regard, "Internet para Todos", a company in which T. Perú has stake, has reached four years of operations and brought 4G connectivity to more than 3.3m people in more than 16k remote areas in Perú.
In mobile, the focus on value growth resulted in contract accesses growing 3% y-o-y, with all countries growing (except Venezuela). México grew contract accesses by 17% driven by record net adds in Q2 23 of 105k accesses backed by a differential value offer.
In fixed, FTTH connections grew 16% y-o-y, driven by Chile, Colombia and Argentina. PPs passed with FTTH amounted to 14.9m (18.6m FTTH & cable) after deploying 3.7m in the last twelve months (0.9m in Q2 23). The largest share of PPs rollout in the last 12 months was in Colombia, as Chile's InfraCo had already reached its initial target (3.5m in Sep-22) and the pace of deployment has slowed down. The Company is awaiting approval from the Chilean competition authority to close a deal with Entel in H2 23 (incorporating 1.2m PPs with Entel's FTTH as well as a wholesale agreement between both companies).

Financial performance
Revenue was stable y-o-y in Q2 23 (-0.4% y-o-y; +0.5% in H1 23) supported by growth in Chile (+5.2%) mainly due to the boost in FTTH revenue and in Mexico, reflecting the good performance of the contract business.
OIBDA fell 5.0% in Q2 23 (-4.5% in H1 23). The y-o-y comparison is negatively impacted by the capital gain of the data centre in Chile in Q2 22 for +€30m, and positively impacted from the recording of a collection rights associated with the overpayment of the radio spectrum fee made in Ecuador in Jan-20/Sep-22 (+€31m). Furthermore, OIBDA was affected by the growth in commercial expenses in Chile (mainly FTTH and FibreCo model) and to a lesser extent by Perú.
The y-o-y evolution of reported OIBDA in Q2 23 was impacted by the recording of -€15m of restructuring costs (-€37m in H1 23; -€7m in Q2 22 and -€48m in H2 22 mostly in Argentina).
OIBDA margin stood at 17.3% in Q2 23 (-1.0 p.p. y-o-y); 17.8% in H1 23 (-1.1 p.p. y-o-y).
CapEx in Q2 23 includes €24m from the 100Mhz spectrum acquisition in the 3.5Ghz band in Uruguay.
OIBDA-CapEx decreased by 6.9% y-o-y in H1 23, although CapEx remained stable (+0.8%).

Evolution by Country
•Chile: Revenue showed solid +5.2% y-o-y growth in Q2 23, driven by the good performance of the fixed business (FTTH, IPTV & B2B projects) and handset sales. OIBDA -32.4% y-o-y was impacted by the growth in value accesses (FibreCo model) and by the recording of a capital gain associated to the sale of the data centre in Q2 22 (+€30m).
•Perú: The macro and social situation in the country, coupled with a very aggressive competitive environment in the fixed and mobile business, were the main drivers in a revenue decline of -10.6% y-o-y in Q2 23. Ongoing efforts to increase efficiencies and renegotiations with suppliers reduced operating expenses by -8.2% y-o-y in Q2 23 (OIBDA: -20.4%). Movistar announced in Q2 it's adherence to the Women's Empowerment Principles (WEPs), an initiative of the UN Women and Global Compact, reaffirming its commitment to gender equality and women's empowerment.
•Colombia: The Company continued to report quarter-on-quarter growth in accesses in the main segments, mainly FTTH, where accesses rose 61% y-o-y. Revenue grew +0.5% y-o-y despite weaker consumer activity in the country, which mainly affected handset sales and prepaid, and the reduction in interconnection rates. OIBDA of -4.5% y-o-y in Q2 23 was primarily impacted by higher commercial expenses (FibreCo model). As of Jun-23, ~600 employees form part of our 'Women in Network' project, in addition to ~350 in Peru, boosting equality in this sector.
•México: Revenue growth accelerated to 6.3% y-o-y, driven by handset sales (higher handset renewals) and the positive performance of contract service revenue (accesses +17% y-o-y), is spite of the reduction of interconnection rates. OIBDA continued to grow (+0.4% y-o-y) due to the revenues and efficiencies generated. In addition, the Company obtained the Socially Responsible Enterprise 2023 distinction, granted by the Mexican Center for Philanthropy, marking 20 years as a Socially Responsible Enterprise in the country.
•Argentina: Focus on value growth, reflected in a new all-time high in net FTTH connections of +68k in Q2 23 in a more rational environment. Revenue growth accelerated year-on-year to 91.3% and OIBDA grew 7.1%. In Q2 23, the "Technology collection boxes" initiative was launched, which aims to help care for the environment by encouraging people to hand in their unused devices to be reused or recycled.

APPENDIX
Selected consolidated financial statements

TELEFÓNICA CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)	H1 23	H1 22	y-o-y % Chg Reported	Q2 23	Q2 22	y-o-y % Chg Reported

Revenue	20,178	19,450	3.7	10,133	10,040	0.9
Other income	664	1,069	(37.9)	380	432	(12.1)
Operating expenses	(14,559)	(14,153)	2.9	(7,358)	(7,317)	0.6
Impairments & losses on disposal of assets	(17)	(21)	(20.8)	(11)	(8)	32.1
Underlying operating income before D&A (OIBDA)	6,306	6,228	1.3	3,161	3,157	0.1
Operating income before D&A (OIBDA)	6,266	6,345	(1.2)	3,144	3,146	(0.1)
OIBDA Margin	31.1%	32.6%	(1.6 p.p.)	31.0%	31.3%	(0.3 p.p.)
Depreciation and amortisation	(4,348)	(4,336)	0.3	(2,196)	(2,227)	(1.4)
Operating income (OI)	1,918	2,009	(4.5)	948	919	3.1
Share of profit (loss) of investments accounted for by the equity method	(14)	105	c.s.	174	33	n.s.
Net financial income (expense)	(790)	(660)	19.6	(524)	(369)	42.2
Profit before taxes	1,114	1,454	(23.4)	598	584	2.5
Corporate income tax	(230)	(312)	(26.1)	(69)	(217)	(68.5)
Profit for the period	884	1,142	(22.6)	530	366	44.6
Attributable to equity holders of the Parent	760	1,026	(25.9)	462	320	44.5
Attributable to non-controlling interests	124	116	6.5	67	46	45.1
Weighted average number of ordinary shares outstanding during the period (millions)	5,679	5,764	(1.5)	5,675	5,759	(1.5)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.11	0.16	(30.3)	0.07	0.05	51.9
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.15	0.18	(16.9)	0.06	0.07	(5.9)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June 2022, were taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€125m in H1 23 and €102m in H1 22), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)	Jun 23	Dec 22	% Chg vs. Dec

Non-current assets	87,644	87,053	0.7
Intangible assets	11,802	12,017	(1.8)
Goodwill	19,033	18,471	3.0
Property, plant and equipment	23,829	23,714	0.5
Rights of Use	8,315	8,279	0.4
Investments accounted for by the equity method	11,561	11,587	(0.2)
Financial assets and other non-current assets	8,154	8,101	0.7
Deferred tax assets	4,950	4,884	1.3
Current assets	21,326	22,589	(5.6)
Inventories	1,510	1,546	(2.4)
Receivables and other current assets	9,678	9,134	5.9
Tax receivables	1,364	2,213	(38.4)
Other current financial assets	1,254	2,444	(48.7)
Cash and cash equivalents	7,290	7,245	0.6
Non-current assets and disposal groups held for sale	230	7	n.s.

Total Assets = Total Equity and Liabilities	108,970	109,642	(0.6)

Equity	31,188	31,708	(1.6)
Equity attributable to equity holders of the parent and other holders of equity instruments	25,055	25,088	(0.1)
Equity attributable to non-controlling interests	6,133	6,620	(7.3)
Non-current liabilities	53,821	54,834	(1.8)
Non-current financial liabilities	34,019	35,059	(3.0)
Non-current lease liabilities	6,530	6,657	(1.9)
Payables and other non-current liabilities	3,782	3,546	6.7
Deferred tax liabilities	3,083	3,067	0.5
Non-current provisions	6,407	6,505	(1.5)
Current liabilities	23,961	23,100	3.7
Current financial liabilities	4,231	4,020	5.3
Current lease liabilities	2,157	2,020	6.8
Payables and other current liabilities	14,393	13,509	6.5
Current tax payables	1,760	1,920	(8.3)
Current provisions	1,408	1,631	(13.7)
Liabilities associated with non-current assets and disposal groups held for sale	12	—	n.s.

- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €401m, €2,477m included as financial liabilities and €2,878m included as financial assets.

TELEFÓNICA CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)	H1 23	H1 22	y-o-y % Chg

Cash received from operations	23,790	23,208
Cash paid from operations	(17,723)	(17,463)
Net payments of interest and other financial expenses net of dividends received	(512)	(738)
Taxes proceeds/(paid)	(266)	(268)
Net cash flow provided by operating activities	5,289	4,739	11.6

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(3,042)	(2,632)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	913	(1,376)
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	970	2,380
Government grants received	8	—
Net cash flow used in investing activities	(1,151)	(1,628)	(29.3)

Dividends paid	(1,141)	(388)
Proceeds from share capital increase with minority interest	113	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(800)	(226)
Operations with other equity holders (1)	(195)	(175)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	962	1,400
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(1,877)	(4,649)
Lease Principal Payments	(1,076)	(1,011)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(84)	(490)
Net cash used in financing activities	(4,098)	(5,539)	(26.0)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	5	233
Net increase (decrease) in cash and cash equivalents during the year	45	(2,195)	c.s.

Cash and cash equivalents at the beginning of the period	7,245	8,580
Cash and cash equivalents at the end of the period	7,290	6,385
(1) Includes issuance and coupons of undated deeply subordinated securities

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/04/rdos23t2-data.xlsx. OIBDA is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2023 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the condensed consolidated interim financial statements for the six-months ended June 30, 2023 (see "Alternative measures not defined in IFRS" in Note 2), where the OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined.
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.

From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases can be found in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/04/rdos23t2-data.xlsx. Net financial debt is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2023 (see "Alternative measures not defined in IFRS" in Note 2).
b)Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/04/rdos23t2-data.xlsx.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/04/rdos23t2-data.xlsx. Free cash flow is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2023 (see "Alternative measures not defined in IFRS" in Note 2).

Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2023/2022 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2022. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.
Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/04/rdos23t2-data.xlsx. The management report of Telefónica Group contained in the condensed consolidated interim financial statements for the six-months ended June 30, 2023 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/04/rdos23t2-data.xlsx.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt was no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 21 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2023 submitted to the CNMV, in Note 2, page 12 of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 27, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.